UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIGNA Sports United N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N80029106

(CUSIP Number)

R+V Versicherung AG

Raiffeisenplatz 1

65189 Wiesbaden

Federal Republic of Germany

+49 611 533-0

Attention: Matthias Hoch

FH-VV-RK-MW/Meldewesen

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event which Requires Filing of this Statement)

With copies to:

Arnd Schmidt-Marloh, Esq.

Legal Counsel

R+V Versicherung AG

Konzern-Recht VV-KJ

Raiffeisenplatz 1 | Raum A 508

65189 Wiesbaden

Germany

+49 611 533 4326

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. N80029106	Schedule 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R+V Versicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,449,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,449,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,449,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R+V Lebensversicherung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,449,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,449,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,449,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,449,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,449,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,449,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 5 of 11

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value €0.12 per share, of SIGNA Sports United N.V. (the “Issuer”), a public limited liability company incorporated under the laws of the Netherlands. The ordinary shares of the Issuer are referred to herein as the “Shares” and each a “Share.” The Issuer’s principle executive office is at Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany (“Germany”).

Item 2. Identity and Background.

This Statement is being filed jointly by (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) R+V Versicherung AG (“RVV”);

(ii) R+V Lebensversicherung Aktiengesellschaft (“RVVL”); and

(iii) DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (“DZB”).

RVV is a German stock corporation (Aktiengesellschaft), with its principal business address at Raiffeisenplatz 1, 65189 Wiesbaden, Germany. The principal business of RVV is to function as a holding company for the R+V Versicherung AG insurance group. Current information concerning the identity and background of the directors and officers of RVV is set forth in Annex A hereto. The shareholding of RVV in the Issuer includes shares held directly by it and shares held by RVVL (See Item 5 below), a German stock corporation (Aktiengesellschaft) indirectly wholly owned and controlled by RVV. The majority of the share capital of RVV is held by DZB.

RVVL is a German stock corporation (Aktiengesellschaft), with its principal business address at Raiffeisenplatz 1, 65189 Wiesbaden, Germany. The principal business of RVVL is to function as a holding company for R+V Lebensversicherung Aktiengesellschaft group’s life insurance business. Current information concerning the identity and background of the directors and officers of RVVL is set forth in Annex A hereto. All of the share capital of RVVL is indirectly held by RVV.

DZB is a German stock corporation (Aktiengesellschaft), with its principal business address at Platz der Republik, 60325 Frankfurt am Main, Germany. The principal business of DZB is to provide commercial and corporate banking services. Current information concerning the identity and background of the directors and officers of DZB is set forth in Annex A hereto.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no person identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

Background and Merger Agreement

CUSIP No. N80029106	Schedule 13D	Page 6 of 11

On June 10, 2021, Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sports United GmbH (Gesellschaft mit beschränkter Haftung) and wholly owned subsidiary of the Issuer (“SSU”), SIGNA Sports United B.V. (“TopCo”), Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH entered into the Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, on December 13, 2021, Yucaipa merged with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “Merger”), and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa and Class B ordinary share, par value of $0.0001 per share, of Yucaipa was exchanged for a claim for a corresponding equity security in Merger Sub, which claim was contributed as a contribution in kind to TopCo in exchange for one ordinary share of TopCo (the “TopCo Ordinary Shares”). Immediately thereafter, TopCo issued TopCo Ordinary Shares, deemed to have an aggregate value of $2,462 million, to the shareholders of SSU’s capital stock immediately prior to the closing of the Business Combination (as defined below) in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) of SSU (such exchange, the “Exchange”); immediately after giving effect to the Exchange, TopCo changed its legal form to a Dutch public limited liability company and changed its name to SIGNA Sports United N.V. The Business Combination (as defined below) closed on December 14, 2021 (the “Closing Date”).

In connection with the Business Combination RVV and RVVL received an aggregate of 23,449,533 Shares for their shares in SSU.

In addition, in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (as defined below), SSU consummated the acquisition of Mapil Topco Limited (the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination. The Merger, the Exchange, the Wiggle Acquisition and the other transactions contemplated by the Business Combination Agreement are hereinafter collectively referred to as the “Business Combination.”

Lock-Up Agreements

In connection with the Business Combination Agreement, certain former stockholders of SSU and the sellers in the Wiggle Acquisition who received equity as consideration entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which each such party agreed not to (i) sell or otherwise dispose of, directly or indirectly, any Shares it receives in connection with the Business Combination (the “Lock-up Shares”), subject to certain limited exceptions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic ownership of any of the Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii), in each case, until the date that is 180 days after the closing of the Business Combination.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Form of SSU Lock-Up Agreement, included as Exhibit 10.4 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021.

The Reporting Persons acquired the Shares disclosed herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, development of the price of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing or selling Shares, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Statement.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and the market and reserve the right to develop and/or amend any such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

CUSIP No. N80029106	Schedule 13D	Page 7 of 11

As of the date hereof, the Reporting Persons beneficially own an aggregate of 23,449,533 Shares, representing 7.0% of the outstanding Shares. The shareholding of the Reporting Persons includes 3,126,609 Shares held directly by RVV (representing 0.9% of the outstanding Shares) and 20,322,924 shares held by RVVL (representing 6.1% of the outstanding Shares). All percentages of Shares outstanding contained herein are based on 334,473,371 Shares outstanding, as of December 14, 2021, based on information provided by the Issuer.

(c) Other than as disclosed in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares.

(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

At the closing of the Business Combination, RVV, RVVL and certain other Pre-Closing SSU Shareholders, Yucaipa, Yucaipa Sponsor, the Yucaipa Initial Shareholders (as defined below) and the parties set forth on Schedules 2 and 3 thereto, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) providing for, among other matters, and subject to the terms thereof, customary registration rights with respect to their respective Shares, including demand and piggy-back rights subject to cut-back provisions. The Registration Rights Agreement also provides that TopCo will file a shelf registration statement to register the Shares covered by the Registration Rights Agreement as soon as practicable but no later than 30 calendar days following the closing of the Business Combination.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, included as Exhibit 10.10 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 22, 2021.

99.2	Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., Olympics Merger Sub and SIGNA International Sports Holding GmbH (incorporated by reference to Exhibit 2.1 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

99.3	Form of SSU Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

99.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: December 22, 2021	R+V Versicherung AG

	By:	/s/ Alexander Valerius
	Name:	Alexander Valerius
	Title:	Head of Cash Management

	By:	/s/ Marc René Michallet
	Name:	Marc René Michallet
	Title:	Member of the Management Board

Date: December 22, 2021	R+V Lebensversicherung Aktiengesellschaft

	By:	/s/ Thorsten Johannes Lasser
	Name:	Thorsten Johannes Lasser
	Title:	Authorized Signatory

	By:	/s/ Claudia Andersch
	Name:	Claudia Andersch
	Title:	Chairwoman of the Management Board

Date: December 22, 2021	DZ Bank AG

	By:	/s/ Reinhard Freese
	Name:	Reinhard Freese
	Title:	Authorized Signatory

	By:	/s/ Guido Ettlich
	Name:	Guido Ettlich
	Title:	Authorized Signatory

ANNEX A

R+V VERSICHERUNG AG

The directors and executive officers of RVV and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with RVV	Citizenship	Principal Occupation / Business Address(es)

Dr. Norbert Rollinger Chairman of the Management Board	Luxembourg	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Claudia Andersch Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Jens Hasselbächer Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Dr. Christoph Lamby Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Tillmann Lukosch Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Dr. Edgar Martin Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Julia Merkel Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Marc René Michallet Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

R+V LEBENSVERSICHERUNG AKTIENGESELLSCHAFT

The directors and executive officers of RVVL and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with RVVL	Citizenship	Principal Occupation / Business Address(es)
Claudia Andersch Chairwoman of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Jens Hasselbächer Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Tillmann Lukosch Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Julia Merkel Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

Marc René Michallet Member of the Management Board	German	Raiffeisenplatz 1, 65189 Wiesbaden, Germany

DZ BANK AG

The directors and executive officers of DZB and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with DZB	Citizenship	Principal Occupation / Business Address(es)
Uwe Fröhlich Co-Chairman of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Dr. Cornelius Riese Co-Chairman of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Uwe Berghaus Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Dr. Christian Brauckmann Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Ulrike Brouzi Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Wolfgang Köhler Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Michael Speth Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany

Thomas Ullrich Member of the Management Board	German	Platz der Republik, 60325 Frankfurt am Main, Germany